EXHIBIT 12
JOHNSON CONTROLS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
The following table shows our ratio of earnings to fixed charges for the quarter ended December 31, 2010 and year ended September 30, 2010:

	Quarter Ended	Year Ended
(Dollars in millions)	December 31, 2010	September 30, 2010
Net income attributable to Johnson Controls, Inc.	$375	$1,491
Provision for income taxes	95	197
Income attributable to noncontrolling interests	28	75
Income from equity affiliates	(66)	(254)
Distributed income of equity affiliates	44	212
Amortization of previously capitalized interest	3	11
Fixed charges less capitalized interest	76	302

Earnings	$555	$2,034

Fixed charges:
Interest incurred and amortization of debt expense	$48	$193
Estimated portion of interest in rent expense	35	130
Fixed charges	83	323
Less: Interest capitalized during the period	(7)	(21)

Fixed charges less capitalized interest	$76	$302

Ratio of earnings to fixed charges	6.7	6.3

For the purposes of computing this ratio, “earnings” consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.